UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

ATLANTIC POWER CORPORATION

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

5.75% Series C Convertible Unsecured Subordinated Debentures due June 2019

(Title of Class of Securities)

04878QAQ6

(CUSIP Number of Class of Securities)

Jeffrey S. Levy, Esq.

Senior Vice President and General Counsel

3 Allied Drive, Suite 220

Dedham, Massachusetts

(617) 977-2400

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Craig B. Brod, Esq.

Pamela L. Marcogliese, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$62,725,000	$6,316.41

(1)             Calculated solely for the purposes of determining the filing fee based upon a transaction value of $62,725,000. The purchase price of the 5.75% Series C Convertible Unsecured Debentures due June 2019 (the “Debentures”), as described herein, is $965 per $1,000 principal amount outstanding. The Company is seeking to acquire up to $65,000,000 of Debentures resulting in an aggregate maximum purchase price of $62,725,000.

(2)             The amount of the filing fee equals $100.70 for each $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,316.41	Filing Party:	Atlantic Power Corporation
Form of Registration No.: Schedule TO	Date Filed:	June 17, 2016

☐                                    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) previously filed by Atlantic Power Corporation (the “Company”) on June 17, 2016, as amended by Amendment No. 1, dated June 22, 2016.

The Schedule TO relates to the offer (the “Offer”) by the Company to purchase up to $65,000,000 aggregate principal amount of the Company’s outstanding 5.75% Series C Convertible Unsecured Subordinated Debentures due June 2019 (the “Debentures”) for cash, at the purchase price of US$965 per US$1,000 principal amount of Debentures, plus accrued and unpaid interest to, but not including, the payment date, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Issuer Bid Circular, each dated June 16, 2016 (as they may be amended and supplemented from time to time, the “Offer and Circular”), and the related Letter of Transmittal, as it may be amended and supplemented from time to time, copies of which were attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Offer and Circular.

Items 1 through 11.

The section of the Offer and Circular entitled “Summary — Payment Date” is amended and restated as follows:

“Payment Date                                                           Atlantic Power will take up and pay for the Debentures promptly after the Expiration Date and in any event within three business days after the Expiration Date.”

Clause (v) in the first paragraph of the section of the Offer and Circular entitled “Summary — 4. Withdrawal Rights” is amended and restated as follows:

“(v) if not yet accepted for payment by August 12, 2016, which is 40 business days after the commencement of the Offer.”

Clause (v) in the first paragraph of the section of the Offer and Circular entitled “Offer to Purchase — 4. Withdrawal Rights” is amended and restated as follows:

“if not yet accepted for payment by August 12, 2016, which is 40 business days after the commencement of the Offer.”

Paragraph three in the sections of the Offer and Circular entitled “Offer to Purchase — 7. Taking up and Payment for Deposited Debentures” and “Issuer Bid Circular — 8. Acceptance for Payment and Payment for the Debentures — Payment”, respectively, is amended and restated as follows:

“In the event of pro-ration of Debentures deposited pursuant to the Offer, the Company will determine the pro-ration factor and pay for those deposited Debentures accepted for payment promptly after the Expiration Date and will announce the final results of any such pro-ration.”

The introductory paragraph of the section of the Offer and Circular entitled “Offer to Purchase — 5. Conditions of the Offer” is hereby amended and restated as follows:

“Notwithstanding any other provision of the Offer and subject to applicable law, including Rule 14e-1(c) of the Exchange Act, the Company shall not be required to accept for purchase, to purchase or to pay for any Debentures deposited, and may withdraw, terminate, cancel or amend the Offer or extend the period of time during which the Offer is open if, at any time before the Expiration Date, any of the following events shall have occurred (or shall have been determined by the Company, in its reasonable judgment, to have occurred) which, in the Company’s reasonable judgment, in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer:”

Clause (a)(ii) of the section of the Offer and Circular entitled “Offer to Purchase — 5. Conditions of the Offer” is hereby amended and restated as follows:

“that otherwise, in the reasonable judgment of the Company, has or may have a material adverse effect on the Debentures or the business, income, condition (financial or otherwise), properties, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole or has impaired or may materially impair the contemplated benefits of the Offer to the Company;”

Clause (b) of the section of the Offer and Circular entitled “Offer to Purchase — 5. Conditions of the Offer” is hereby amended and restated as follows:

“there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency or any statute, rule or regulation shall become operative or applicable in any jurisdiction that would directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would prohibit, prevent, restrict or delay consummation of the Offer or would materially impair the contemplated benefits of the Offer to the Company or otherwise make it inadvisable, in the reasonable judgment of the Company, to proceed with the Offer;”

Clause (c)(iv) of the section of the Offer and Circular entitled “Offer to Purchase — 5. Conditions of the Offer” is hereby amended and restated as follows:

“any limitation by any government or governmental authority or regulatory or administrative authority or agency or any other event that would reasonably be expected to affect the extension of credit by banks or other lending institutions to the Company;”

Clause (g) of the section of the Offer and Circular entitled “Offer to Purchase — 5. Conditions of the Offer” is amended and restated as follows:

“the Company shall have concluded, in its reasonable discretion, that the Offer or the take-up and payment for any or all of the Debentures by the Company is illegal or not in compliance with applicable law, or that necessary exemptions or approvals under applicable securities legislation, including the exemption from the obligation to take-up Debentures in the event the Offer is extended in certain circumstances, are not available or not available on terms reasonably acceptable to the Company in respect of the Offer and, if required under any such legislation, the Company shall not have received the necessary exemptions from, or waivers, of the appropriate courts or securities regulatory authorities in respect of the Offer;”

Clause (h) of the section of the Offer and Circular entitled “Offer to Purchase — 5. Conditions of the Offer” is amended and restated as follows:

“any change shall have occurred or been proposed to the Income Tax Act (Canada) (including the regulations thereto), the application thereof pursuant to any judicial decision or to the publicly available administrative policies or assessing practices of the Canada Revenue Agency that, in the reasonable judgment of the Company, is detrimental to Atlantic Power, its subsidiaries or affiliates or a Debentureholder, or with respect to making the Offer or taking up and paying for the Debentures pursuant to the Offer.”

In the ultimate paragraph of the section of the Offer and Circular entitled “Offer to Purchase — 5. Conditions of the Offer” the first sentence shall be replaced with the following two sentences:

“The foregoing conditions are for the exclusive benefit of the Company and may be asserted by the Company at any time prior to the Expiration Date in its reasonable discretion regardless of the circumstances giving rise to any such assertion, or may (subject to applicable law) be waived by the Company in whole or in part at any time prior to the Expiration Date in its discretion, without prejudice to any other rights which the Company may have. Each of the foregoing conditions must be satisfied or waived at or prior to the Expiration Date.”

In the section of the Offer and Circular entitled “Issuer Bid Circular — 11. Other Terms” the last two sentences of the fifth paragraph are hereby amended and restated as follows:

“The Offer is not being made to (nor will deposits of Debentures be accepted from or on behalf of) any person in any state jurisdiction within the United States of America in which the Company is prohibited from making such offer or solicitation by administrative or judicial action pursuant to a state statute after a good faith effort of the Company to comply with such statute. If the Company becomes aware of any valid law of any state jurisdiction prohibiting the making of the Offer or the acceptance of Debentures (and from which it does not have an exemption), it will make a good faith effort to comply with that law or seek to have such law declared inapplicable to the Offer. If after a good faith effort, the Company cannot comply with the law of that state jurisdiction, it will not market the Offer to, nor will it accept Debentures from or on behalf of, Debentureholders from that jurisdiction.”

The second paragraph on the front page of the Offer and Circular is amended and restated as follows:

“This document does not constitute an offer or a solicitation to any person in any state jurisdiction within the United States of America in which the Company (as defined herein) is prohibited from making such offer or solicitation by administrative or judicial action pursuant to a state statute after a good faith effort of the Company to comply with such statute. If the Company becomes aware of any valid law of any state jurisdiction prohibiting the making of the Offer or the acceptance of Debentures (as defined herein) (and from which it does not have an exemption), it will make a good faith effort to comply with that law or seek to have such law declared inapplicable to the Offer. If after a good faith effort, the Company cannot comply with the law of that state jurisdiction, it will not market the Offer to, nor will it accept Debentures from or on behalf of, Debentureholders (as defined herein) from that jurisdiction.”

In the second paragraph in the section of the Offer and Circular entitled “Issuer Bid Circular — 5. Valuation of the Debentures — Assumptions and Limitations” the following sentence is deleted:

“Alexander Capital disclaims responsibility for the information furnished by Atlantic Power.”

In the second paragraph on page A-5 in Schedule A of the Offer and Circular, the following sentence is deleted:

“Alexander Capital assumes no responsibility for the information furnished to us.”

The first sentence of the third paragraph in the section of the Offer and Circular entitled “Issuer Bid Circular — 5. Valuation of the Debentures — Assumptions and Limitations” is replaced with the following sentences:

“Alexander Capital’s Formal Valuation states that Alexander Capital shall have no responsibility whatsoever to any third party, that any use a third party makes of the Formal Valuation is entirely at its own risk, that the Formal Valuation has been prepared and provided solely for the use of the Board and for inclusion in the Offer and Circular, and that it may not be used or relied upon by any other person without Alexander Capital’s express prior written consent (the “Disclaimer Statements”). The Formal Valuation is addressed to the Board of Directors of Atlantic Power, and was prepared solely for the purpose of providing advice to the Board of Directors in forming its view regarding the value of the Debentures. The engagement letter between Alexander Capital and Atlantic Power specifically provides that the opinions, advice and materials, including any report, to be provided by Alexander Capital in carrying out its engagement are intended solely for the use of Atlantic Power, its Board of Directors and its affiliates. Therefore, Alexander Capital believes that under applicable law, holders of Debentures cannot rely on its Formal Valuation. Alexander Capital has indicated that it intends to assert the substance of the Disclaimer Statements as a defense to any claims by Debentureholders that might be brought against it under applicable law. Alexander Capital does not believe that applicable law has addressed the availability of such a defense in connection with any such Debentureholder claim. The issue necessarily would have to be resolved by a court of competent jurisdiction, and the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the Company’s Board of Directors under any applicable law, or the rights and responsibilities of the Board of Directors or Alexander Capital under the U.S. federal securities laws.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLANTIC POWER CORPORATION

	By:	/s/ James J. Moore, Jr.
		Name:	James J. Moore, Jr.
		Title:	President and Chief Executive Officer

Date: July 6, 2016

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(i)†	Offer to Purchase and Issuer Bid Circular, dated June 16, 2016.
(a)(1)(ii)†	Letter of Transmittal, dated June 16, 2016.
(a)(5)(i)†	Press Release, dated June 16, 2016 (incorporated by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on June 16, 2016).
(b)	Not applicable.
(d)(1)†	Agreement between the Company and Polar Multi-Strategy Master Fund, dated June 16, 2016, to tender an aggregate of approximately US$15,000,000 principal amount of Debentures pursuant to the Offer.
(d)(2)†

Agreement between the Company, Twin Lake Total Return Partners QP L.P., Twin Lake Total Return Partners L.P., Iron Road Multi Strategy Fund, L.P. and Iron Road Diversified Fund, L.P., dated June 16, 2016, to tender an aggregate of approximately US$14,661,000 principal amount of Debentures pursuant to the Offer.

(d)(3)†

Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of December 17, 2009, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).

(d)(4)†

Second Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of July 5, 2012, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 6, 2012).

(d)(5)†

Sixth Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of March 22, 2013, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s Current Report on Form 8-K filed on March 26, 2013).

(d)(6)†

Trust Indenture, dated as of October 11, 2006 between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).

(d)(7)†

First Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Secured Debentures, dated November 27, 2009, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).

(d)(8)†

Fourth Supplemental Indenture, dated as of August 3, 2012, by and among Atlantic Rockland Holdings, LLC, Atlantic Power Corporation, the Guarantors named therein and Wilmington Trust, National Association (incorporated by reference to our Annual Report on Form 10-K filed on March 1, 2013).

(d)(9)†

Fifth Supplemental Indenture, dated as of November 29, 2012, by and among Atlantic Ridgeline Holdings, LLC, Atlantic Power Corporation, the Guarantors named therein and Wilmington Trust, National Association (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 1, 2013).

(d)(10)†

Shareholder Rights Plan Agreement, dated effective as of February 28, 2013, between Atlantic Power Corporation and Computershare Investor Services, Inc., which includes the Form of Right Certificate as Exhibit A (incorporated by reference to the Company’s Current

Report on Form 8-K filed on February 28, 2013).
(d)(11)†	Deferred Share Unit Plan, dated as of April 24, 2007 of Atlantic Power Corporation (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).
(d)(12)†	Fifth Amended and Restated Long-Term Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 11, 2013).
(d)(13)†

Amendment No. 1 to the Fifth Amended and Restated Long-Term Incentive Plan of the Company (incorporated by reference to Exhibit A to Schedule B of the Company’s definitive Proxy Statement on Schedule 14A filed on April 30, 2014).

(d)(14)†

Participation Agreement and Confirmation (performance-based vesting) between the Company and Terrence Ronan, dated April 11, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2013).

(d)(15)†

Participation Agreement and Confirmation (time-vesting) between the Company and Terrence Ronan, dated April 11, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2013).

(d)(16)†

Transition Equity Grant Participation Agreement between Atlantic Power Services, LLC and James J. Moore, Jr., dated January 22, 2015 (incorporated by reference to the Company’s Current Report on Form 8-K filed on January 23, 2015).

†  Previously filed as an exhibit to the Schedule TO filed on June 17, 2016.